

October 12, 2011

Via E-mail
Robert B. Sturges
Chief Executive Officer
Nevada Gold & Casinos, Inc.
50 Briar Hollow Lane, Suite 500W
Houston, TX 77027

> **Re: Nevada Gold & Casinos, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 11, 2011**
> **File No. 333-176847**

Dear Mr. Sturges:

We have reviewed your responses to the comments in our letter dated September 30, 2011 and have the following additional comments.

Part II, page 14

Item 16. Exhibits and Financial Statement Schedules, page 15

1. Please revise to include the consent of LeMaster Daniels PLLC with respect to the financial statements and audit report incorporated by reference from your Current Report on Form 8-K/A filed on September 14, 2011. Refer to Rule 436 of the Securities Act of 1933.

Exhibit 5.1

2. We note your response to our prior comment six and reissue in part. We note in the first paragraph on page 4 that counsel has opined on the "general corporate laws of the State of Nevada." Please have counsel revise to clarify that such laws include all applicable statutory provisions as well as all applicable provisions of the State of Nevada constitution and all reported judicial decisions interpreting such laws.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director